
December 7, 2020

Richard Ackerman
Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, Florida 33483

> **Re: Big Rock Partners Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2020**
> **File No. 001-38302**

Dear Mr. Ackerman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Jeffrey Gallant